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                     NICHOLAS-APPLEGATE INSTITUTIONAL FUNDS
                          600 WEST BROADWAY, 30TH FLOOR
                               SAN DIEGO, CA 92101

March 17, 2004


Writer's Direct
Dial Number:
(619) 687-2988



Mr. James O'Connor
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: Nicholas-Applegate Institutional Funds (the "Trust" or "Registrant") Amendment to Form N-1A
          Registration Statement
          File Nos. 333-71469 and 811-07384
          CIK No. 0000895414

Dear Mr. O'Connor

     Pursuant to our telephone conversation, the Trust hereby submits this application for withdrawal of Post-Effective Amendment No. 19 to its Registration Statement on Form N-1A together with all exhibits filed on February 13, 2004 (the "Amendment"") pursuant to Rule 477(a) of the Securities Act of 1933 (the "Act").

     The Amendment is being withdrawn as the Trust wishes to amend it to add Class IV shares of the Emerging Markets Opportunities Series of the Trust which were inadvertently omitted from the filing.

     Post-Effective Amendment No. 19 will become effective pursuant to Rule 485(a) on April 28, 2004. Please issue an order with respect to this application for withdrawal as soon as possible.

     Pursuant to the requirements of Rule 478 of the Act, this application for withdrawal of the Amendment has been signed by the President of the Trust this 16th day of March 2004.

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     If you have any questions concerning this filing, please contact me directly at the number indicated above.

Sincerely,


Deborah A. Wussow
Assistant Secretary

     And By:




E. Blake Moore, Jr.
President of the Trust

Cc:  Charles H. Field, Jr.
     Richard M. Phillips